UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

UNITE ACQUISITION 2 CORP.

(Exact name of Registrant as specified in its charter)

Delaware	000-56581	88-1593753
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

12 E. 49th Street, 11th Floor

New York, NY 10017

+1 (917) 200-3734
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: June 18, 2026

Unite Acquisition 2 Corp.

12 E. 49th Street, 11th Floor

New York, NY 10017
Tel: +1 (917) 200-3734

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

June 18, 2026

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Unite Acquisition 2 Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF UNITE ACQUISITION 2 CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Nathan P. Pereira, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Unite Acquisition 2 Corp., 12 E. 49th Street, 11th Floor, New York, NY 10017, Tel: +1 (917) 200-3734.

By Order of the Board of Directors,

/s/ Nathan P. Pereira
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

New York, NY

June 18, 2026

INTRODUCTION

This Information Statement is being mailed on or about June 18, 2026, to the holders of record as of June 18, 2026, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Unite Acquisition 2 Corp., a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and Blue Laser Fusion, Inc., a privately held Delaware corporation (“BLF”), pursuant to which Merger Sub would merge with and into BLF, with BLF continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, BLF and Merger Sub (the “Merger Agreement”). In connection with the Merger, the Company intends to change its name to “Blue Laser Fusion, Inc.”

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of capital stock of BLF will be converted into shares of our Common Stock, such that the holders of BLF equity before the proposed Merger will own approximately 65.74% of the outstanding shares of our Common Stock after the Merger after giving effect to the minimum number of shares of Common Stock to be sold in a potential private placement offering by the Company, in which a FINRA member broker-dealer is serving as exclusive placement agent (“Placement Agent”), that we expect will be consummated simultaneously with the proposed Merger (the “Proposed Offering”), or approximately 59.78%, after giving effect to maximum number of shares of Common Stock to be sold in the Proposed Offering, and without giving effect to the warrants to purchase shares of Common Stock to be issued by us to the Placement Agent in connection with the Proposed Offering and to a new equity incentive plan that we expect to adopt in connection with the Merger, and that would be effective upon completion of the proposed Merger. In addition, holders of outstanding vested and unvested equity awards to purchase shares of the common stock of BLF prior to the Merger will receive equity awards to purchase shares of Common Stock in connection with the Merger in exchange for their pre-Merger BLF equity awards. The shares underlying these equity awards will represent approximately 13.30% and 12.09% of the outstanding shares of our Common Stock after the Merger after giving effect to the minimum and maximum number of shares of Common Stock expected to be sold in the Proposed Offering, respectively.

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the closing of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Nathan P. Pereira, will increase the size of the Board to five persons and appoint Dr. Shuji Nakamura, Richard Ogawa, Dr. Paul Rudy, Jeff Shealy, and Mathew August as directors to serve on the Board, and Mr. Pereira will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. After the closing of the Merger, and at such time as the Company is trading on any of the OTC Markets, Inc., the Nasdaq Stock Market LLC, the NYSE or NYSE American, the board of directors of the Company shall consist of at least five members, at least three of whom shall be “independent” (as such term is defined by the OTC Markets or the national exchange on which the Company’s securities are then traded), and will include two directors nominated by BLF, and reasonably acceptable to Lucius Partners LLC (“Lucius”), the current sole stockholder of the Company, and one director nominated by Lucius and reasonably acceptable to the BLF, and two additional independent directors as agreed by the BLF and Lucius Partners.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be agreed-upon or executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following the execution and consummation of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of June 18, 2026, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and BLF, at the Effective Time of the Merger, BLF will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a tax-free reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

In addition, under Rule 145a of the Securities Act, the Merger would be deemed to involve an offer and sale of shares of our Common Stock to our existing stockholders. These transactions will also not be registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Nathan P. Pereira, will increase the size of the Board to five persons and appoint Dr. Shuji Nakamura, Richard Ogawa, Dr. Paul Rudy, Jeff Shealy, and Mathew August to serve on the Board, and Mr. Pereira will resign from all officer and director positions with the Company immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the appointment of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject to the execution and delivery of the proposed Merger Agreement by the parties thereto and to the satisfaction or waiver of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current director and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by BLF prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position(s)
Nathan P. Pereira	47	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Nathan P. Pereira has served as the Company’s President, Secretary, Chief Executive Officer, Chief Financial Officer and Director since inception. Mr. Pereira is a member of the law firm of Gilbride Tusa Last & Spellane LLC (“GTLS”). GTLS is not and has never been a parent, subsidiary or other affiliate of the Company. Prior to joining GTLS in 2019 he was in private practice. He counsels private companies with risk management, corporate governance, and employment matters as well as business owners in their confidential matters. He concentrates his practice in the areas of employment law, intellectual property law including trademarks and copyrights, business mergers and acquisitions, private equity financing including private placement offerings, representation of investment advisors and broker/dealers and entity selection. Additionally, Mr. Pereira leverages his past experience as a director of an international art gallery in representing galleries, artists, art foundations and art brokers. Mr. Pereira is a graduate of the University of Michigan, and Pace University School of Law. He is admitted to practice in the States of New York and Connecticut and is admitted to practice before the United States Court of Appeals Second Circuit and United States Bankruptcy Court for the Southern District of New York. Mr. Pereira previously served as Chief Executive Officer and sole director of Unite Acquisition 1 Corp., now known as Adaptin Bio Inc., from March 10, 2022 to February 11, 2025, and of Unite Acquisition 3 Corp., now known as Palomino Laboratories Inc., from March 10, 2022 to September 29, 2025.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are proposed to be appointed to the Board and to serve as executive officers with the positions named below:

Name	Age	Position(s)
Executive Officers and Directors
Dr. Shuji Nakamura	72	Co-Founder, President, Chief Executive Officer and Director
Vanessa Ann Truong	69	Chief Accounting Officer and Treasurer
Dr. Paul Rudy	55	Co-Founder, VP Business, and Director
Richard Ogawa, J.D.	63	Co-Founder, General Counsel, Secretary, and Director
Jeffrey B. Shealy, MBA, PhD	57	Director
Mathew August	38	Director

Proposed Executive Officers and Directors

Dr. Shuji Nakamura is a Co-Founder of Blue Laser Fusion and has served as the President and Chief Executive Officer and as a director of Blue Laser Fusion since November 2022. Dr. Nakamura joined the University of California Santa Barbara faculty in 2000 and was appointed to the CREE Chair in Materials. He is also a research director for UCSB’s Solid State Lighting & Energy Electronics Center. Dr. Nakamura was awarded the 2014 Nobel Prize in Physics, "For the invention of efficient blue light-emitting diodes, which has enabled bright and energy-saving white light sources.” Dr. Nakamura’s pioneering inventions of LED lighting created the multi-billion-dollar solid-state lighting industry. He is a successful entrepreneur and was formerly a co-founder of privately held GaN start-up companies, Soraa Inc. and Soraa Laser Diode Inc. Known for his technological achievements with semiconducting gallium nitrides, he is widely recognized as the world pioneer in light emitters based on the wide-bandgap semiconductor gallium nitride (GaN) and its alloys with aluminum and indium. Before joining UCSB, Dr. Nakamura worked in research for Japan’s Nichia Chemical Industries Ltd., and spent a year at the University of Florida as a visiting research associate. He earned his undergraduate, master’s and doctoral degrees at Japan’s University of Tokushima. In addition to the Nobel Prize, he is the recipient of numerous prestigious awards, including the Global Energy Prize (2015) and the Millennium Technology Prize (2006). He was elected to the National Academy of Engineering in 2003. Awards of Distinction include: the Nobel Prize in Physics (2014), the Millennium Technology Prize (2006), the Global Energy Prize (2015), the National Academy of Sciences Award for the Industrial Application of Science (2020), the Queen Elizabeth Prize for Engineering (2021), and the Technology and Engineering Emmy Award, National Academy of Television Arts and Sciences (2012). Dr. Nakamura is a member of the National Academy of Engineering, the National Academy of Inventors, and the Royal Academy of Engineering, and is a Fellow of the National Academy of Engineering, the National Academy of Inventors, the Royal Academy of Engineering, and the National Inventors Hall of Fame. Honors awarded to Dr. Nakamura, in addition to the foregoing, include: the Order of Culture Award, Japan, the Czochralski Award, the Prince of Asturias Award for Technical Scientific Research, the Charles Stark Draper Prize for Engineering, the Physical Society of Japan Honorary Membership, the Nishina Memorial Award, the Materials Research Society Medal, the IEEE Jack A. Morton Award, the British Rank Prize, the Harvey Award, the Photonics Pioneer Award, an Honorary Degree from Duke University, an Honorary Degree from Queen’s University, Northern Ireland, and an Honorary PhD in Energy and Sustainable Development, University of Perugia, Italy, the Queen Elizabeth Prize for Engineering, the Industrial Application of Science Award, National Academy of Sciences, the Leigh Ann Conn Prize for Renewable Energy, the Hall of Fame Inductee, Consumer Technology Association, and the Richard J. Goldstein Energy Lecture Award, American Society of Mechanical Engineers.

Vanessa Ann Truong has served as the Chief Accounting Officer and Treasurer of Blue Laser Fusion since April 2026. Ms. Truong is a senior finance executive with over 25 years of experience in accounting, finance, treasury, corporate development, tax strategy, equity administration, SEC reporting, capital markets, and public-company readiness. Ms. Truong most recently served as Senior Director of Finance, Treasury, Equity and Tax at QuantumScape Battery, Inc. from January 2021 to August 2025, where she led capital markets, treasury, tax, global operations, systems implementation, and compliance and risk initiatives. She previously served as Corporate Controller of QuantumScape Corporation from June 2015 to December 2020, supporting QuantumScape’s SPAC merger and managing accounting, financial planning and analysis, treasury, internal controls, and equity administration. Earlier in her career, Ms. Truong held senior finance and controller roles at Qualcomm Atheros, Inc., Atheros Communications, Inc., ESS Technology, Inc., and Adaptec, Inc. Ms. Truong holds an MBA and a B.A. in Accounting from San Jose State University and is a Certified Management Accountant, Certified Treasury Professional, and Certified Corporate Financial Planning & Analysis Professional.

Dr. Paul Rudy is a Co-Founder of Blue Laser Fusion and has served as the Vice President of Business since April 2024 and as a director since June 2026. Prior to joining Blue Laser Fusion, Dr. Rudy served as the Chief Marketing Officer and Senior Vice President of Kyocera SLD Laser, Inc., a company specializing in gallium-nitride (GaN) laser technology, from January 2021 to December 2023. Dr. Rudy has worked in the field of lasers and photonics for more than 30 years, with an emphasis in strategic business development and technical product management. Dr. Rudy was previously a co-founder and Chief Marketing Officer, and Senior Vice President of Soraa Laser Diode Inc. (subsequently SLD Laser and now Kyocera SLD Laser), a leader in the commercialization of GaN-based laser light sources, from July 2013 to January 2021, at which time it was acquired by Kyocera Corporation. At SLD, he led the growth stage of the company, securing over $150 million in revenue-generating contracts, and establishing strategic investor relationships to fuel the company’s growth. He started his career at Coherent (Nasdaq: COHR), the world’s largest commercial laser manufacturer, where he was Director of Marketing. Dr. Rudy led growth initiatives to commercialize semiconductor laser light sources for energy and defense sector applications, and he was awarded Market Development Manager of the Year multiple times. Dr. Rudy has extensive experience in photonics general management, technical product marketing, business development, and corporate development, and has co-authored over 100 patents. Dr. Rudy has had the honor of leading multiple commercialization product teams to achieve prestigious industry awards, including SPIE Prism Awards and Sapphire Awards, LFI and LFW Innovation Awards, as well as IES Progress Report and DesignPlus selections. He has served on the Directed Energy Professional Society laser conference committee, and is an active contributor to Optica and SPIE conferences, webinars, and special events, and has given more than 100 talks and papers. Dr. Rudy received his MBA from USC, his PhD in physics from the University of Rochester, and his undergraduate degrees in physics and philosophy from Duke University.

Richard Ogawa, J.D. is a licensed attorney and has served as a Founder and Partner at Ogawa Professional Corporation, which he founded in February of 2010. Mr. Ogawa is a Co-Founder of Blue Laser Fusion and has served as the General Counsel and Secretary and as a director of Blue Laser Fusion since November 2022. Prior to joining Blue Laser Fusion, Mr. Ogawa served as General Counsel at Inphi Corporation from January 2013 to April 2021. Mr. Ogawa has served as General Counsel or Chief Intellectual Property Officer for experienced start-ups, building companies in both private and public markets in high technology. He has experience in running and growing public companies in the start-up phase and once they are fully capitalized. Mr. Ogawa served as the Chief Intellectual Property Officer at Khosla Ventures Companies from May 2008 to June 2013. Mr. Ogawa currently serves as a member of the board of directors of Palomino Laboratories Inc. He was a partner at Townsend and Townsend and Crew LLP from January 1992 to January 2010. Mr. Ogawa holds a Juris Doctorate from the University of the Pacific – McGeorge School of Law, and a Bachelor of Science in Chemical Engineering from the University of California, Davis. Mr. Ogawa is licensed in the State of California. He is also a registered patent attorney with the U.S. Patent and Trademark Office.

Jeffrey B. Shealy is Co-Founder, President, Chief Executive Officer, and a director of Palomino Laboratories Inc. He is a seasoned technology executive and entrepreneur with more than 30 years of leadership experience in the radio frequency (RF), wireless communications, semiconductor, and advanced materials industries, with a strong track record of building and scaling high-growth technology companies centered on solid-state materials and electron device innovation. Prior to co-founding Palomino Laboratories, Mr. Shealy served as Co-Founder and Chief Executive Officer of Akoustis Technologies, Inc. from May 2014 through July 2024, where he led the company’s growth as a publicly traded semiconductor and RF technology innovator. Before Akoustis, he held executive leadership roles at Qorvo, Inc. (formerly RF Micro Devices), including Vice President and General Manager, where he was responsible for driving strategic growth initiatives and advancing next-generation RF technologies for wireless communications markets. Earlier in his career, Mr. Shealy spent seven years with Hughes Electronics at Hughes Research Laboratories (now HRL Laboratories) and Hughes Network Systems, contributing to advanced technology and communications research initiatives. He also founded RF Nitro, a gallium nitride (GaN) RF power amplifier company that was acquired by RF Micro Devices in 2001. Mr. Shealy is recognized for his expertise in semiconductor innovation, public company leadership, strategic growth, capital markets, mergers and acquisitions, and commercialization of advanced technologies. He holds a Master of Business Administration from Wake Forest University, as well as Master of Science and Doctorate degrees in Electrical and Computer Engineering from University of California, Santa Barbara. He earned his Bachelor of Science degree in Electrical and Computer Engineering from North Carolina State University.

Mathew August is the Managing Director and Executive Chairman of Atlas Capital, a single family office investment firm and merchant bank, and its related entities since 2016. He has over 15 years of experience in long-term investing, advising, and building companies across the venture capital, private equity, and public markets. His investment and advisory focus spans a broad range of industries, including new economy, defense, space, power / utilities, infrastructure, technology, digital assets and strategic critical resources. Prior to founding Atlas, Mr. August was the Founder and Vice Chairman of a merchant bank, where he advised on and led transactions totaling in the billions of dollars across multiple sectors. Mr. August actively incubates, invests in, and advises a number of public and private companies, and serves on both advisory boards and formal boards of directors. His current and past affiliations include: Board of Director of CSLM Digital Asset Acquisition Corp III, Ltd (NASDAQ: KOYN) $230MM SPAC 2025 IPO; Founder Investor Group of GSR III, GSR IV & GSR V NASDAQ-listed $230MM SPACs; Significant Investor, Advisory Board Member, and Special Advisor to the CEO & Chairman of Critical Metals Corp. (NASDAQ: CRML); Significant Investor, and Special Advisor to the CEO & Chairman of ReAlloys Inc. (NASDAQ: ALOY); Significant Investor, and Special Advisor to the CEO & Chairman of CuFe Ltd. ASX-CUF; Lead Investor and Special Advisor to the Executive Chairman of Edge Total Intelligence TSX-CTRL $100MM+ up-listing onto NASDAQ; and Lead Investor and Special Advisor to the CEO & Chairman of LibertyStream Infrastructure Partners TSX-LIB $200MM+ up-listing onto NASDAQ.

Family Relationships and Other Arrangements

There are no family relationships among our proposed directors and executive officers. All of the proposed directors would be appointed to the Board pursuant to the proposed Merger Agreement upon consummation of the Merger.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Nathan P. Pereira, is proposed to increase from one (1) authorized director to five (5) authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

In connection with the Merger, we expect that we will amend and restate our certificate of incorporation and amend and restate our bylaws (which would become effective immediately after the consummation of the Merger) to incorporate a number of provisions relating to changes in control of our management team or changes in our Board or our governance or policy, including, but not limited to, the following:

●	Board Vacancies. Our restated bylaws and restated certificate of incorporation will provide, subject to the special rights of the holders of any series of preferred stock to elect directors, that any vacancy on Board may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law. Any director chosen to fill a vacancy will hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal. In addition, the number of directors constituting the total number of authorized directors shall be permitted to be set only by a resolution adopted by a majority of the Board. These provisions prevent a stockholder from increasing the size of our Board and gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the Board, but promotes continuity of management.

●	Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will provide that the affirmative vote of holders of at least 66 2/3% of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the size of the Board, the limitation of personal liability for the directors and officers, special meetings, actions by written consent, the choice of forum provision, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by the approval of a majority of the Board.

●	Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock will not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated certificate of incorporation and our restated bylaws will also provide that special meetings of our stockholders may be called only by the chairperson or executive chairperson of the Board, the lead independent director, our chief executive officer or the Board acting pursuant to a resolution adopted by a majority of the Board. Additionally, only the business as stated in the notice for a special meeting may be considered at a special meeting of stockholders. Therefore, stockholders are both prohibited from calling a special meeting and from raising additional matters for consideration at a special meeting of stockholders. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

●	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws will also specify certain requirements regarding the timing, form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. These provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

●	No Cumulative Voting. The Delaware General Corporation Law (“DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

●	Issuance of Undesignated Preferred Stock. Our Board will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

●	Choice of Forum. Our restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, is the sole and exclusive forum for: (a) any derivative action, suit or proceeding brought on behalf of us; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of ours; (c) any action, suit or proceeding asserting a claim against us or any current or former director, officer or employee of ours arising out of or pursuant to, or seeking to enforce any right, obligation or remedy under, or to interpret, apply, or determine the validity of, any provision of the DGCL, the restated certificate of incorporation or the restated bylaws (as each may be amended from time to time); (d) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (e) any action, suit or proceeding asserting a claim against us or any current or former director, officer or employee of ours governed by the internal affairs doctrine, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. However, such forum selection provisions do not apply to actions, suits or proceedings brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Transactions with Lucius Partners and Related Persons

Unite Acquisition 2 Corp.

On March 10, 2022, the Company issued (i) an aggregate of 5,000,000 shares of Common Stock to its sole stockholder, Lucius Partners LLC, for an aggregate purchase price equal to $500, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with Lucius Partners. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On March 10, 2022, the Company issued a promissory note to Lucius Partners, pursuant to which the Company agreed to repay Lucius Partners the sum of any and all amounts that Lucius Partners may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). The Company has used the proceeds from the note to cover its expenses. Although Lucius Partners has no obligation to advance funds to the Company under the terms of the note, it is anticipated that it may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall not accrue on the outstanding principal amount of the note except if an Event of Default (as defined in the note) has occurred. In the event of an Event of Default, the entire note shall automatically become due and payable (the “Default Date”), and starting from five days after the Default Date, the interest rate on the note shall accrue at the rate of 18% per annum. Amounts outstanding under the promissory note were repaid in October 2024 in the amount of $131,647, utilizing the proceeds from the LPOF Note (as defined below). In 2025, the Company received an additional $90,000 and in 2026 the Company received an additional $2,500 under the promissory note. As of March 31, 2026, and December 31, 2025, the amount due under the promissory note was $92,500 and $90,000, respectively.

Effective March 10, 2022, the Company also entered into a services agreement with Lucius Partners, pursuant to which we pay Lucius Partners a quarterly fee of $1,250 for advisory, accounting, and administrative support services. The Company currently uses the office space and equipment of its management under this agreement.

On October 28, 2024, the Company issued an Unsecured Promissory Note (the “LPOF Note”) to Lucius Partners Opportunity Fund, LP (“LPOF”) and received $275,000. The annual interest rate on the LPOF Note is 12%. On October 28, 2025, the Company and LPOF entered into the First Amendment to Promissory Note, under which the parties agreed to extend the maturity date of the LPOF Note to October 28, 2026 (the “First Amendment”). The LPOF Note can be prepaid at any time without penalty. The Company has used the proceeds to pay off the note held by Lucius Partners and the director fees owed to Nathan Pereira and other accrued expenses. The general partner of the LPOF is Lucius Capital Partners LLC (“LCP”). The investment manager of LPOF is Lucius Capital Fund Management, LLC (“LCFM”). Lucius Partners, LCP and LCFM have two individuals in common as members.  In connection with the First Amendment, the Company issued LPOF a warrant to purchase 30,000 shares of Common Stock. The warrant has an expiration date of October 28, 2028, and an exercise price of $0.01. As of March 31, 2026, the total amount due under the LPOF Note was $321,923, amounting to $275,000 in principal and $46,923 in accrued interest. As of December 31, 2025, the total amount due under the LPOF was $ 313,786 amounting to $275,000 in principal and $38,786 in accrued interest.

Blue Laser Fusion Inc.

As described above, our proposed new members of the Board are Dr. Shuji Nakamura, Richard Ogawa, Dr. Paul Rudy, Jeff Shealy, and Mathew August. Currently, Dr. Shuji Nakamura and Richard Ogawa are the directors of BLF.

Potential Conflicts of Interest

The sole holder of Common Stock of the Company prior to the Merger, Lucius Partners, will retain 1,000,000 shares of Common Stock after the Merger. Lucius Partners purchased its shares upon formation of the Company for a nominal price. Certain officers of the Placement Agent are members and managers and/or officers of Lucius Partners, and therefore are indirectly material stakeholders of the Company. After the Merger, Lucius Partners will hold between 10.98% of our outstanding Common Stock if the minimum offering in the Proposed Offering (“Minimum Offering”) is sold (and assuming exercise or conversion of all then-outstanding Common Stock equivalents) and 9.98% of our outstanding Common Stock if the maximum offering in the Proposed Offering (“Maximum Offering”) is sold (and assuming exercise or conversion of all then-outstanding Common Stock equivalents); and the Placement Agent and/or its designees will hold warrants to purchase 90,909 shares of our Common Stock in connection with the Proposed Offering. Therefore, after the Merger, in the aggregate, between approximately 10.08% if the Minimum Offering is sold and 9.85% if the Maximum Offering is sold of our outstanding shares of Common Stock, on a fully diluted basis (and assuming the exercise or conversion of all then-outstanding Common Stock equivalents), will be held and/or controlled, either directly or indirectly, by associated persons of the Placement Agent, and consequently such persons may have influence over certain matters requiring the approval of our stockholders.

Additionally, Lucius Partners has received fees from us for advisory and certain other services to the Company, as described above under “Transactions with Lucius Partners and Related Persons—Unite Acquisition 2 Corp.” Lucius Partners has acted as the Company’s advisor from inception and has provided certain services to the Company including, but not limited to, formation and development work, strategic advisory services, operational support services, legal and accounting referral services, working capital and financial strategy and compliance direction services, including but limited to identifying BLF as a potential merger candidate and assisting the Company in all aspects of its development to date.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the DGCL.

Insider Trading Policy

No securities of the Company are publicly traded or listed or quoted on any exchange or quotation system, and all of our outstanding securities are restricted securities (as defined in Rule 144 under the Securities Act) bearing customary legends and restrictions on transfer and are held by one holder, who management believes is familiar with the applicable insider trading laws, rules and regulation; therefore, management believes that insider trading policies and procedures governing the purchase, sale and/or other dispositions of its securities by directors, officers and employees, or the Company itself, are not necessary at this time, and the Company has not adopted any such policies or procedures.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that requires that a majority of the board of directors be independent. However, we currently evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under Nasdaq Marketplace Rules, a director only qualifies as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the time we list on a national securities exchange.

Our Board has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review and based on currently available information, our Board determined that our current sole director, Nathan P. Pereira, is not an independent director, as he also serves as an executive officer of the Company. In addition, of the directors to be appointed following the proposed Merger, as a result of this review of the independence and based on currently available information, our Board determined that Mr. Shealy would be considered to be “independent directors” as defined under the listing requirements and Nasdaq Marketplace Rules. In making this determination, our Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them.

Board Meetings; Annual Meeting Attendance

The Company was formed on March 10, 2022, and selected December 31 as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2025. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2025, through unanimous written consents of its directors, in the absence of formal Board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading on a national securities exchange or quoted on an over-the-counter market, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only one stockholder, we have not adopted any procedures by which security holders may recommend nominees to the Board.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Nathan P. Pereira currently serves as our President, Secretary, Chief Executive Officer, Chief Financial Officer and director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will be reconstituted to comprise five directors, Dr. Shuji Nakamura, Richard Ogawa, Dr. Paul Rudy, Jeff Shealy, and Mathew August.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Unite Acquisition 2 Corp., 12 E. 49th Street, 11th Floor, New York, NY 10017 Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Blue Laser Fusion, Inc., 6950 Hollister Ave, Goleta, CA 93117 Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. Mr. Pereira was appointed to serve as a member of the Board on March 10, 2022. The Company agreed to pay Mr. Pereira a fee of $1,000 per month for his services as a director; such amounts have not yet been paid and have been accrued as a liability. We have neither established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have neither established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. Except as disclosed above, we have not established a policy to provide compensation to our directors for their respective services in such capacity. We may adopt a director compensation policy following the Effective Time.

Employment Agreements

As of the date of this Information Statement, we have no employment agreements with our executive officers. We expect to enter into executive employment agreements in connection with the Merger at the Effective Time.

Equity Compensation Plan

In connection with the Merger, we expect to adopt a new equity incentive plan proposed by BLF that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of June 18, 2026, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of June 18, 2026, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Nathan P. Pereira 12 E. 49th Street, 11th Floor New York, NY 10017	-	-
All directors and executive officers as a group (1 person)	-	-

5% Stockholders:
Lucius Partners LLC(1) 12 E. 49th Street, 11th Floor New York, NY 10017	5,000,000	100%

(1)	Matthew Eitner is a managing member and officer of Lucius Partners LLC and has voting and investment control over securities held by Lucius Partners LLC.

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned after the Merger, before giving effect to the Proposed Offering by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and executive officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 8,200,000 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated cancellation of 4,000,000 shares of our Common Stock held by Lucius Partners, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o Blue Laser Fusion, Inc., 6950 Hollister Ave, Goleta, CA 93117.

Unless otherwise noted, all shares are owned directly of record by the named persons, their spouses and minor children, or by other entities controlled by the named persons.

Name of beneficial owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Executive officers and directors
Dr. Shuji Nakamura	1,894,118	23.10%
Vanessa Ann Truong	------	------
Dr. Paul Rudy(1)	315,674	3.85%
Richard Ogawa	473,530	5.78%
Mathew August(2)	9,471	*
Jeff Shealy(3)	3,222	*
All executive officers and directors as a group (6 persons)(4)	2,696,015	32.70%

Greater than 5% stockholders**
WUV 1 Limited Partnership	849,395	10.36%
Entities affiliated with JAFCO(5)	657,543	8.02%
SMBC Trust Bank Ltd. acting as trustee of Mirai Creation Fund III and SPARX Group Co., Ltd	657,543	8.02%
Yusaku Maezawa	485,387	5.92%
Lucius Partners LLC(6)	1,000,000	10.98%

*	Less than 1%.
**	Excluding executive officers and directors who are also greater than 5% stockholders as listed above.
(1)	Includes 31,556 shares of common stock subject to stock options currently exercisable as of June 10, 2026.
(2)	Consists of 9,471 shares of common stock subject to options exercisable as of June 20, 2026.
(3)	Consists of 2,301 shares of common stock subject to stock options currently exercisable as of June 10, 2026 and 921 shares of common stock subject to stock options vesting within 60 days of June 10, 2026.
(4)	Includes 43,328 shares of common stock subject to stock options exercisable as of June 10, 2026 and 921 shares of common stock subject to vesting within 60 days of May 21, 2026.
(5)	Consists of 98,631 shares held by JAFCO SV7-S Investment Limited Partnership and 558,912 shares held by JAFCO V7 Investment Limited Partnership.
(6)	Matthew Eitner is a managing member and officer of Lucius Partners LLC and has voting and investment control over securities held by Lucius Partners LLC. The address of Lucius Partners LLC is 12 E. 49th Street, 11th Floor, New York, NY 10017.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Unite Acquisition 2 Corp.

Dated: June 18, 2026	By:	/s/ Nathan P. Pereira
	Name:	Nathan P. Pereira
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director